UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

_____________________

PETROLEUM GEO-SERVICES ASA

(Exact name of registrant as specified in its charter)

Kingdom of Norway (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

Strandveien 4
N-1366 Lysaker
Norway

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

American Depositary Shares, each representing one ordinary share of nominal value NOK 30 per share	New York Stock Exchange, Inc.

Ordinary shares of nominal value NOK 30 per share*	New York Stock Exchange, Inc.

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

__________________________

*	The ordinary shares are being registered pursuant to this registration statement on Form 8-A for technical purposes only, not involving trading privileges, in accordance with the requirements of the Securities and Exchange Commission.

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
ITEM 2. EXHIBITS.
__________________
SIGNATURE

ITEM 1.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General

     The class of securities being registered hereby are the American Depositary Shares (the “ADSs”), each representing one ordinary share of nominal value NOK 30 per share, of Petroleum Geo-Services ASA, a public limited liability company established under the laws of the Kingdom of Norway, which previously had been registered pursuant to Section 12(g) under the Securities Exchange Act of 1934.

     We have filed an application to list the ADSs for trading on the New York Stock Exchange. In addition, for technical purposes only, not involving trading privileges, that application covers the listing of our ordinary shares. We are filing this registration statement on Form 8-A in connection with the listing of the ADSs and the ordinary shares on the NYSE.

Description of Share Capital

     We have summarized below material information about our share capital, our articles of association and provisions of Norwegian law that apply to our share capital. This summary is not complete. For more information about our share capital, we encourage you to read our articles of association, which we have filed as an exhibit to this registration statement.

     Voting Rights

     As a general rule, our shareholders can take action under Norwegian law or our articles of association by a simple majority of votes cast at a general meeting of shareholders. Each ordinary share carries one vote. Amendments to our articles of association, however, including any amendment increasing our share capital or altering the rights and preferences of any share or class of shares, require the approval of at least two-thirds of the votes cast and at least two-thirds of the share capital represented at a shareholders’ meeting, whether or not holders of the share capital are entitled to vote. In some cases, a stricter voting requirement may apply.

     Before October 16, 2005, the election of a new director as a replacement for an incumbent director prior to the expiration of the term of the incumbent director must be approved at a shareholders’ meeting by more than two-thirds of the votes cast and more than two-thirds of the share capital represented at the meeting. After October 16, 2005, a simple majority will be sufficient to elect a new director, both before and after the expiration of an incumbent’s term of office.

     To vote at an annual or extraordinary general meeting, a shareholder must be registered as a holder of title to the shares to be voted in our share register maintained at Verdipapirsentralen (“VPS”), the Norwegian centralized registry of securities, not later than at the date of the general meeting. Shareholders who intend to participate in a general meeting in person or by proxy must notify us by the date stated in the notice convening the meeting. This date may not be more than two business days before the date of the meeting.

     Under our articles of association, the beneficial owner of shares registered in VPS through a custodian approved by the Norwegian authorities may vote the shares covered by the custodial arrangement if:

•	the beneficial owner provides us, no later than two business days prior to the meeting, with its name, address and a confirmation from the custodian that the holder is the beneficial owner of the shares held in custody; and

•	our board of directors does not disapprove the beneficial ownership after receipt of notification as described below under “— VPS and Transfer of Shares.”

     As an alternative to the voting procedure for beneficial owners described above, under Norwegian law, owners of ADSs representing shares can vote by surrendering their American Depositary Receipts (“ADRs”) evidencing ADSs to the custodian and having title to the related shares registered in our share register maintained at the VPS prior to the meeting. Please read “Description of Depositary Arrangement.”

     Our annual general meeting of shareholders is held each year before the end of June. Norwegian law requires that written notice of general meetings be sent to shareholders whose addresses are known at least two weeks prior to the date of the meeting. Under our articles of association, we may call ordinary general meetings on four weeks’ written notice and extraordinary general meetings on two weeks’ written notice. A shareholder may vote by proxy. Although Norwegian law does not require us to send proxy forms to our shareholders for general meetings, we normally include a proxy form with the notice of meetings. Any shareholder may demand that a specific issue be placed as an item on the agenda for any general meeting provided that we are notified in time for such item to be included in the meeting notice.

     Extraordinary general meetings of shareholders may be held:

•	whenever our board of directors considers it necessary;

•	at the request of our auditor; or

•	at the request of shareholders representing at least 5% of our share capital.

     The request must name the matters to be considered. The extraordinary general meeting must be convened within one month of the date of the request. Other than approval of the annual accounts, any matter that may be raised at an annual general meeting may also be raised at an extraordinary general meeting.

     Norwegian law prohibits the general meeting or the board of directors of any other person representing us from taking any action that may give a shareholder an unreasonable benefit at the expense of other shareholders or us.

     Restrictions on Ownership of Shares

     At present, there is no limitation on ownership of shares by persons who are not Norwegian.

     Share Register

     Under Norwegian law, shares are registered in the name of the owner of the shares. As a general rule, there are no arrangements for nominee registration. However, shares may be registered in the VPS, described further below, by a fund manager (bank or other nominee) approved by the Norwegian Ministry of Finance, as the nominee of foreign shareholders. An approved and registered nominee has a duty to provide information on demand about beneficial shareholders to the company and to the Norwegian authorities. In the case of registration by nominees, registration with the VPS must show that the registered owner is a nominee. Registration must include the nominee’s name, address and number of shares, which are the subject of the nomination agreement. A registered nominee has the right to receive dividends and other distributions but cannot vote at general meetings on behalf of the beneficial owners. Beneficial owners must register with the VPS or provide other proof of their acquisition of the shares in order to vote at general meetings.

     VPS and Transfer of Shares

     Norway has a paperless, centralized registry of shares and other securities, VPS. We and all other Norwegian public companies are obligated to register our shares in VPS. Share certificates are not used. VPS is a computerized bookkeeping system operated by an independent body in which the ownership of and all transactions relating to Norwegian listed shares must be recorded. Our share register is operated through VPS under VPS number 000-4225004.

     All transactions relating to securities registered with VPS are made through computerized book entries. VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect an entry, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the Bank of Norway, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the European Economic Area are allowed to act as agents. If the shareholder does not establish an account, the issuing company will appoint an agent on the shareholder’s behalf.

     A VPS entry represents prima facie evidence in determining the legal rights of a registered holder of a security against the issuing company or a third party claiming an interest in the security.

     VPS is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS may be reduced or withdrawn.

     Under Norwegian law, a transferor must register immediately with VPS any acquisition or other transfer of shares. A person to whom shares have been transferred or assigned may exercise the rights of a shareholder for those shares only if:

•	the transfer or assignment has been registered or that person has reported and shown evidence to us of the share acquisition; and

•	the acquisition is not prevented by law, our articles of association or otherwise.

     Our articles of association provide that a transfer of shares is subject to approval by our board of directors. The approval cannot be withheld without reasonable grounds. This provision could operate to prevent or impede a change in control of our company.

     Disclosure Obligations

     Under Norwegian law, a person, entity or group acting in concert must notify the Oslo Stock Exchange immediately of an acquisition or disposition of shares and/or rights to shares and of its aggregate holdings of shares and/or rights to shares following the acquisition or disposition if the acquisition or disposition results in its aggregate beneficial ownership of shares and/or rights to shares reaching, exceeding or falling below thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the total number of shares outstanding or of the outstanding voting rights. A corresponding disclosure obligation applies to any holder of ADRs. Please read “Description of Depositary Arrangement — Notices and Reports.”

     Additional Issuances and Preemptive Rights

     To issue additional shares, including bonus issues (share dividends), we must amend our articles of association. This amendment requires the same shareholder vote as other amendments to our articles of association, which is at least two-thirds of the votes cast and at least two-thirds of the share capital represented at the meeting. Our shareholders also must approve by the same vote the issuance of loans convertible into shares or warrants to purchase shares. At a general meeting, the shareholders may by the same majority authorize our board of directors to issue:

•	an aggregate number of shares not exceeding 50% of the number of shares outstanding at the time of the general meeting; and

•	loans convertible into an aggregate number of shares not exceeding 50% of the number of shares outstanding at the time of the general meeting.

The duration of these authorizations cannot exceed two years.

     Under Norwegian law, shareholders have a preemptive right to subscribe for and be allotted new shares that we issue. Shareholders may waive those preemptive rights in a general meeting by the same vote required to approve amendments to our articles of association. A waiver of the shareholders’ preemptive rights for bonus issues (share dividends) must be approved by the holders of all shares outstanding.

     If we issue shares upon the exercise of preemptive rights to holders who are citizens or residents of the United States, we may be required to file a registration statement in the United States under United States securities laws. If we decide not to file a registration statement, those U.S. holders will not be able to exercise their preemptive rights and would be required to sell them to Norwegian persons or other non-U.S. holders to realize the value of the rights.

     Under Norwegian law and with shareholder approval, we may distribute bonus issues (share dividends) of our shares from amounts:

•	that we could otherwise distribute as dividends; or

•	that we may create by transferring funds from our share premium reserve discussed below under “— Dividends and Legal Reserves” to share capital.

     We can implement bonus issues (share dividends) either by issuing shares or by increasing the par value of the shares outstanding.

     Dividends and Legal Reserves

     Under Norwegian law, dividends in cash or in-kind as a distribution of our profit and the profits of our Norwegian subsidiaries are only payable annually, and any proposal by the board of directors to pay a dividend must be recommended by the directors and approved by the shareholders at a general meeting. The shareholders may vote to reduce, but not to increase, the dividends proposed. Dividends in cash or in-kind are payable only out of the following items, as computed on an unconsolidated basis in accordance with Norwegian generally accepted accounting principles (“Norwegian GAAP”):

•	the annual profit according to the income statement for the last financial year;

•	retained profit from previous years;

•	other unrestricted equity, after deduction of:

•	accumulated losses;

•	the book value of research and development, goodwill and net deferred tax assets recorded on the balance sheet;

•	the aggregate nominal value of treasury shares held by or pledged to us;

•	the value of such credit or security in favor of our shareholders, directors or management that can be granted only out of our unrestricted equity; and

•	any part of the annual profit that, according to law or our articles of association and the articles of each of our Norwegian subsidiaries, must be allocated to restricted funds.

     Neither we nor our Norwegian subsidiaries can declare dividends if the equity, according to our unconsolidated Norwegian GAAP balance sheet, amounts to less than 10% of the balance sheet, or dividends in excess of an amount that is compatible with good and careful business practice with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur.

     Under Norwegian law, we are required to maintain reserves that are adequate in light of our activities and related risks. We must allocate to the share premium (restricted) reserve any premium paid to us for the subscription of new shares.

     Examination of the Company and its Accounts

     Under Norwegian law, any shareholder may request the Norwegian courts to order an examination of our company and accounts if such request is approved by 10% or more of the aggregate share capital represented at any general meeting.

     Rights upon Winding-Up

     A Norwegian company may be wound up by a resolution of the company in a general meeting passed by a two-thirds majority of the aggregate votes cast by its voting shares and by two-thirds of the aggregate share capital represented at the meeting irrespective of class. The shares rank pari passu in the event of a return of capital by the company on a winding-up or otherwise.

     Interested Director Transactions

     Under Norwegian law, a director may not participate in the discussion or decision of any matter in which the director or any related person of the director has a significant personal or financial special interest. In addition, under Norwegian law, a director may not participate in a matter concerning a loan or other credit to the director or the pledging of security for the director’s debt.

     Other Provisions Relating to Directors

     Under Norwegian law, any compensation payable to a director must be determined by the shareholders in a general meeting. There is no mandatory retirement provision under Norwegian law or our articles of association, nor is there a requirement that our directors own our shares or ADSs.

     Mandatory Bid Requirement

     Norwegian statutory law requires any person, entity, family group or other group acting in concert that acquires shares (including ADSs) representing more than 40% of the voting rights of a Norwegian company listed on the Oslo Stock Exchange to notify the Oslo Stock Exchange immediately and to make a general offer to acquire all the outstanding share capital of that company. Such offer must be made no later than four weeks after the obligation is triggered and in the form of an offer document to all shareholders. The offer may not be conditional and is subject to approval by the Oslo Stock Exchange before submission to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be the greater of:

•	the highest price paid by the offeror for the shares in the six-month period prior to the date the 40% threshold was exceeded; or

•	the recorded market price at that date.

     If the acquiror acquires, or agrees to acquire, additional shares at a higher price after exceeding the 40% threshold but prior to the expiration of the four-week bid period, the acquiror must restate its bid at that higher price. If a shareholder who is required to make a mandatory bid fails to do so, the shareholder must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the Oslo Stock Exchange may cause the shares exceeding the 40% limit to be sold by public auction.

     During the time the mandatory bid requirement is in force, a shareholder failing to make the required offer may not vote or exercise any rights of share ownership other than the right to receive dividends and preferential rights relating to a share capital increase, unless a majority of the remaining shareholders approve. In addition, the Oslo Stock Exchange may impose a daily fine upon a shareholder who fails to make the required offer.

     Citibank, N.A., the depositary, has qualified and been recognized as a custodian of the shares in Norway. As a result, it is exempt from the mandatory bid requirement.

     Sale of All or Substantial Part of Our Property or Assets

     There is no general requirement under Norwegian law that the sale, lease or exchange of all or substantially all of the property or assets of a Norwegian company requires shareholder approval in addition to the approval of the board of directors, unless such a transaction would imply that the business and purpose of the company as described in its articles of association would be amended, in which event the approval of at least two-thirds of the votes cast and at least two-thirds of the share capital represented at the meeting is required.

     Compulsory Acquisition (Squeeze Out/Sell Out Right)

     Under Norwegian law, if a shareholder, directly or indirectly, acquires shares of a Norwegian company representing more than 90% of the total number of shares outstanding or of the outstanding voting rights, then such majority shareholder has the right (and each remaining minority shareholder of the company has the right to require such majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by such majority shareholder. Such compulsory acquisition would imply that the majority shareholder has become the owner of the acquired shares with immediate effect. On effecting the compulsory acquisition, the majority shareholder would have to offer the minority shareholders a specific price per share, the determination of which price would be at the discretion of the majority shareholder. If any minority shareholder does not accept the offered price, such minority shareholder may, within a specified deadline not less than two months, request that the price be set by the Norwegian courts. Generally, the cost of any such court procedure would be borne by the majority shareholder, and the courts would have full discretion in respect of the valuation of the shares for the compulsory acquisition. In the absence of such a request or other objection to the price being offered by the majority shareholder, the minority shareholders would be deemed to have accepted the offered price after the expiration of a two-month period.

     Exchange Controls and Other Limitations Affecting Security Holders

     Under Norwegian foreign currency exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior governmental approval except for the physical transfer of payments in currency, which is restricted to licensed banks. As a result, a non-Norwegian resident may receive dividend payments on our securities without a Norwegian exchange control consent, but the payments must be made through a licensed bank.

     There are no limitations imposed by Norwegian law or our articles of association on the right to hold or vote shares that apply differently to non-Norwegian owners than to Norwegian owners.

Description of Depositary Arrangement

     The name of the depositary is Citibank, N.A. We have summarized below the material provisions of the deposit agreement under which the ADRs may be issued. This summary is not complete. For a complete description, we encourage you to read the deposit agreement, which we have filed as an exhibit to this registration statement. Copies of the deposit agreement also are available at the principal office of Citibank N.A., currently located at 111 Wall Street, New York, New York 10043.

     American Depositary Receipts

     ADRs evidencing ADSs will be issued under the deposit agreement. Each ADS will initially represent one share transferred to an account in our share registry on VPS in the name of the depositary in its capacity as a custodian on behalf of the holder of the related ADR and not as a beneficial owner thereof. An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated by us or the depositary as owners and holders of ADRs. ADSs may be transferred, at the option of the holder, by transferring the related ADRs, or by requesting the underlying shares to be issued to the holder, who transfers them to the transferee.

     Deposit and Withdrawal of Shares

     Upon the transfer to the depositary’s account in VPS of shares, or evidence of rights to receive shares, and subject to the terms of the deposit agreement, the depositary will execute and deliver at its principal office in New York City ADRs registered in the name of the persons specified by the depositor evidencing the number of ADSs issuable for that deposit. The ADRs will be issued upon payment of the fees, charges and taxes provided in the deposit agreement. Each person depositing shares will be deemed to represent and warrant that:

•	the shares are validly issued, fully paid and nonassessable;

•	the person is duly authorized to deposit shares; and

•	the shares are not, and the ADRs issuable upon deposit will not be, required to be registered under the provisions of the Securities Act of 1933 prior to being offered and sold publicly in the United States.

     Upon surrender of ADRs at the principal office of the depositary and upon payment of the fees, charges and taxes provided for in the deposit agreement and subject to the terms of the deposit agreement and our articles of association, either:

•	the shares relating to the surrendered ADRs will be transferred to an account in VPS specified by the holders of the ADRs; or

•	other documents of title, if any, at the time represented by the surrendered ADRs will be delivered to the holders at the principal office of the depositary or at the office of a custodian in Oslo.

     If any documents of title are forwarded to a holder of ADRs, this will be at the risk and expense of the holder.

     Dividends, Other Distributions and Rights

     If the custodian or depositary receives any cash dividend or other cash distribution on the deposited shares, the depositary will:

•	convert the dividend or distribution into U.S. dollars; and

•	distribute that amount to the holders of ADRs in proportion to the number of ADSs representing the shares held by each of them.

The amount distributed will be reduced by any amounts required to be withheld on account of taxes.

     If the depositary determines that any foreign currency cannot be converted into U.S. dollars, the depositary may either distribute the foreign currency received by it or hold the foreign currency for the accounts of the ADR holders entitled to receive the distribution.

     If we make a dividend in or a free distribution of shares, the depositary may, with our approval, and will, if we so request, distribute to the holders of outstanding ADRs, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of shares received as the dividend or free distribution. If additional ADRs are not distributed, each ADS will also represent the additional shares distributed on the shares represented by such ADS prior to the dividend or free distribution.

     If we offer to the holders of shares any rights to subscribe for additional shares or any rights of any other nature, the depositary will, after consultation with us, either:

•	make the rights available to holders of ADRs by means of warrants or otherwise, if lawful and feasible; or

•	if making the rights available is not lawful or not feasible or if the rights represented by the warrants or other instruments are not exercised and appear to be close to lapsing, sell the rights or warrants or other instruments at public or private sale upon terms the depositary may deem proper.

     In the case of the second bullet point, the depositary will allocate the proceeds of any sales for the accounts of the holders of ADRs upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions, the date of delivery of any ADRs or otherwise. If the depositary determines that it is not lawful and feasible to make the rights available to ADR holders or to sell the rights as described above, the depositary will allow the rights to lapse.

     Whenever the custodian holding shares on behalf of the depositary receives any distribution other than cash, shares or rights, the depositary will cause the securities or property to be distributed to ADR holders in proportion to their holdings. If the depositary determines that any such distribution cannot be made or if for any other reason, including any requirement that we or the depositary withhold an amount on account of taxes, the depositary deems such distribution not to be feasible, the depositary may, with our approval, adopt any method it deems equitable and practicable for the purpose of effecting the distribution. The method may include a public or private sale, upon terms the depositary may deem proper, of all or any part of the securities or property received. The depositary will distribute the proceeds from any sale to the holders of ADRs entitled to such proceeds as in the case of a distribution received in cash.

     Record Dates

     The depositary will fix a record date as close as practicable to the date corresponding to the record date fixed by us for the shares for the determination of the holders of ADRs who are entitled to receive the dividend, distribution or rights, or net proceeds from the sale thereof, whenever:

•	any cash dividend or other cash distribution becomes payable;

•	we make any distribution other than cash; or

•	we issue rights.

     Voting of the Underlying Deposited Securities

     For a description of the voting rights of holders of shares generally, please refer to “Description of Share Capital — Voting Rights.” The shares underlying the ADSs will be registered in our share registry on VPS in the name of the depositary as a custodian. Under applicable Norwegian law, the depositary may not vote such shares. Holders of ADRs are entitled to one vote per share represented by the ADRs.

     According to our articles of association, the beneficial owner of shares registered in the VPS through a custodian approved by the Norwegian authorities, such as the depositary, may vote the shares covered by the custodial arrangement if:

•	the beneficial owner provides us, no later than two business days prior to the meeting, with its name, address and a confirmation from the depositary that the holder is the beneficial owner of the shares held in custody; and

•	our board of directors does not disapprove the beneficial ownership after receipt of notification as described under “Description of Share Capital — VPS and Transfer of Shares.”

     Under the deposit agreement and subject to Norwegian law and our articles of association, an ADR holder can either gain admission to a shareholders’ meeting as a beneficial owner of ADSs or appoint the depositary or some other person as proxy to vote at the meeting. If the holder gains admission as a beneficial owner, the holder may vote, ask questions or otherwise participate in the meeting. The deposit agreement requires, among other things, that an ADR holder who elects to gain admission to the shareholders’ meeting provide the depositary with such evidence of beneficial ownership as will be reasonably satisfactory to the depositary so that the depositary may issue the required confirmation of beneficial ownership described above.

     Alternatively, under the deposit agreement and Norwegian law, owners of ADSs may vote by surrendering their ADRs to the depositary and having title to the related shares registered in our share register maintained at the VPS prior to such meeting.

     The deposit agreement requires us to send written notice of any shareholders’ meeting to the depositary at least four weeks prior to the meeting, or such other time period as may be approved by our shareholders in accordance with our articles of association and Norwegian law. Upon receipt of the notice, the depositary will mail to ADR holders the information received in connection with the meeting and other information required by the deposit agreement.

     Notices and Reports

     When we give notice of any shareholders’ meeting or of any cash or other distribution or the offering of any rights relating to shares, we will transmit to the depositary and the custodian a copy of the notice in the form given to Norwegian holders of shares. We also will transmit to the depositary sufficient copies, in English, of notices and any other reports and communications that are generally made available by us to Norwegian holders of shares. The depositary will mail copies of those notices, reports and communications to all ADR holders.

     The reports distributed to holders of ADRs will include annual and quarterly reports to shareholders. The depositary will make available for inspection by ADR holders, at its principal office, any reports and communications it receives from us that are both:

•	received by the depositary as the holder of the shares; and

•	made generally available to the holders of shares by us.

     Under Norwegian law, any holder of ADRs must promptly notify the Oslo Stock Exchange of an acquisition or disposition of ADRs if that acquisition or disposition results in its beneficial ownership reaching, exceeding or falling below thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of our outstanding share capital or the outstanding voting rights, either through shares directly or through ADRs. That holder also must provide certain additional information. Please read “Description of Share Capital — Disclosure Obligations.”

     Amendment and Termination of the Deposit Agreement

     We and the depositary may amend the form of the ADRs and the deposit agreement at any time. Any amendment that imposes or increases any fees or charges or that otherwise prejudices any substantial existing right of ADR holders will not take effect as to outstanding ADRs until three months after we notify the record holders of outstanding ADRs of the amendment. This restriction will not apply to any imposition or increase of the fees of the depositary for the issuance, execution and delivery of ADRs and taxes and other governmental charges.

     Every holder of an ADR at the time the amendment becomes effective will be deemed to consent and agree to the amendment and to be bound by the deposit agreement as then amended. No amendment may impair the rights of any ADR holder to surrender his ADR and receive the shares and other property represented by that ADR.

     Whenever we so direct, the depositary will terminate the deposit agreement by mailing notice to the holders of all ADRs then outstanding at least 30 days prior to the termination date. In addition, if the depositary has notified us of its election to resign and a successor depositary has not been appointed and accepted its appointment within 60 days, the depositary may likewise terminate the deposit agreement upon 30 days’ notice to holders.

     After the termination date, the depositary will perform no further acts under the deposit agreement, except:

•	to receive and hold distributions on deposited shares or sell rights as described above; and

•	to deliver shares in exchange for ADRs surrendered to it.

     At any time six months after the termination date, the depositary may sell the deposited shares and hold the net proceeds, together with any other cash then held, without liability for interest, for the pro rata benefit of the holders of ADRs that have not been surrendered.

     Charges of Depositary

     The depositary will charge a fee to each person to whom ADRs are delivered against deposits and each person surrendering ADRs for delivery of shares or other deposited securities, property and cash. That charge will equal $5.00 for each 100 ADSs or portion thereof represented by the ADRs issued or surrendered. Persons depositing shares or holders of ADRs will also be required to pay:

•	taxes and other governmental charges;

•	any applicable share transfer or registration fees on deposits or withdrawals of shares;

•	the cable, telex, facsimile transmission and delivery charges expressly provided in the deposit agreement to be at the expense of the holders of ADRs or persons depositing shares; and

•	the expenses the depositary incurs in the conversion of foreign currency into U.S. dollars.

We will pay certain other charges of the depositary and of any registrar.

     Loans and Pre-Release of Shares and American Depositary Receipts

     The depositary will not lend shares held under the depositary agreement or ADRs. The depositary may, however:

(a)	issue ADRs prior to the receipt of shares; and

(b)	deliver shares prior to the receipt and cancellation of ADRs, including ADRs that were issued under (a) above but for which shares may not have been received.

We refer to each of these transactions as a “pre-release.” The depositary may receive ADRs in lieu of shares under (a) above and shares in lieu of ADRs under (b) above. In connection with a pre-release, the person to whom ADRs or shares are delivered must either:

•	represent that, at the time the depositary issues the ADRs or delivers the shares, that person or its customer owns the shares or ADRs to be delivered to the depositary; or

•	provide evidence of ownership of shares or ADRs the depositary deems appropriate.

In addition, that person must represent that it will:

•	hold the shares or ADRs in trust for the depositary until their delivery to the depositary or the custodian;

•	reflect on its records the depositary as the owner of the shares or ADRs; and

•	deliver the shares or ADRs upon the depositary’s request.

     At all times, the pre-release must be fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable safety and liquidity. The depositary may terminate any pre-release on not more than five business days’ notice and may impose further indemnities and credit regulations as it deems appropriate.

     The depositary will limit the number of ADRs issued by it under (a) above and outstanding at any time to 30% of the ADRs it issues and with respect to which shares are on deposit. The depositary also will set limits with respect to the number of ADRs and shares involved in pre-releases with any one person on a case-by-case basis as it deems appropriate.

     Collateral provided by the person to whom ADRs or shares are delivered, but not the earnings on the collateral, will be held for the benefit of the holder of the ADRs. The depositary may retain for its own account any compensation it receives in connection with a pre-release, including earnings on the collateral.

     General

     Neither we nor the depositary will be liable to the holders of ADRs if we are or it is prevented or delayed in performing our or its obligations under the deposit agreement by law, any governmental authority, any provision of our articles of association or the shares or any circumstances beyond our or its control. Our obligations and the obligations of the depositary under the deposit agreement are expressly limited to using our or its best judgment and good faith in the performance of our or its duties.

     The ADRs are transferable on the books of the depositary. After consultation with us, however, the depositary may close its transfer books at any time when deemed expedient by it in connection with the performance of its duties. Before it executes and delivers, registers the transfer of, splits-up, combines or surrenders any ADR or transfers and withdraws shares, the depositary or a custodian may require:

•	payment from the presenter of the ADR or depositor of shares of any tax or other governmental charge, any stock transfer or registration fee and any other applicable fees;

•	proof of identity and genuineness of signature; or

•	compliance with any laws or governmental regulations relating to ADRs or the withdrawal of shares.

     The surrender of outstanding ADRs and withdrawal of shares may be suspended only as required in connection with:

•	temporary delays caused by closing the transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting or payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of shares.

     The depositary will knowingly accept for deposit any shares required to be registered under the provisions of the Securities Act of 1933 prior to being offered and sold publicly in the United States, only if a registration statement covering those shares is in effect.

     The depositary will keep books at its transfer office in New York City for the registration and transfer of ADRs. Those books will be open at all reasonable times for inspection by the holders of ADRs and by us if the inspection will not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

     Holders of ADRs are subject to disclosure obligations described under “Description of Share Capital — Disclosure Obligations.”

ITEM 2.  EXHIBITS.

     The following exhibits are filed as part of this Registration Statement on Form 8-A:

Exhibit Number	Document Description

†3.1	Articles of Association, as amended (unofficial English translation) (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2003, SEC File No. 001-14614, as filed with the SEC on November 16, 2004).

†3.2	Deposit Agreement, dated as of May 25, 1993, among us, Citibank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 1 to our Registration Statement on Form F-6 (Registration No. 33-61500)).

†3.3	First Amendment to Deposit Agreement, dated as of April 24, 1997, among us, Citibank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit (a)(2) of our Registration Statement on Form F-6 (Registration No. 333-10856)).

__________________

†	Incorporated by reference pursuant to Rule 12b-32.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

December 13, 2004

PETROLEUM GEO-SERVICES ASA
By:	/s/ Gottfred Langseth
Gottfred Langseth
Senior Vice President and Chief Financial Officer